July 31, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SAB Biotherapeutics, Inc.
Request for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-3
File No. 333-271543

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), SAB Biotherapeutics, Inc. (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to the Company’s Registration Statement on Form S-3 (File No. 333-271543) (the “Registration Statement”). The Registration Statement was originally filed with the Commission on May 1, 2023 and was declared effective on May 9, 2023. The Post-Effective Amendment was filed with the Commission on July 10, 2023. For the avoidance of doubt, nothing herein shall be construed as a request to withdraw the Registration Statement.

The grounds for this application for withdrawal are that, subsequent to the initial filing and effectiveness of the Registration Statement, the Company determined to register additional securities for resale by the selling securityholder named in the Registration Statement. Because the Company is not eligible to do so by filing a post-effective amendment to the Registration Statement, the Company is withdrawing the Post-Effective Amendment and intends to file a separate registration statement on Form S-3 to register the additional securities that were included in the Post-Effective Amendment and not covered by the Registration Statement.

No securities were sold or will be sold pursuant to the Post-Effective Amendment, and the Post-Effective Amendment was not declared effective.

Please direct any questions or comments concerning this request for withdrawal to Ilan Katz, Esq. of Dentons US LLP, U.S. counsel of the Company, at (212)-632-5556.

Sincerely,

SAB BIOTHERAPEUTICS, INC.

By:	/s/ Eddie J. Sullivan
Eddie J. Sullivan
Chief Executive Officer

cc: Ilan Katz, Dentons US LLP